Exhibit 99.4

SCHEDULE “C”

REPRESENTATIONS AND WARRANTIES OF PRECISION

(a)	Organization and Qualification. Each member of the Precision Group has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now being conducted. Each member of the Precision Group is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Precision. Other than as disclosed by Precision in writing to Trinidad, the copies of the constating documents of each member of the Precision Group provided to Trinidad, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative to this Agreement. Precision has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Precision of the transactions contemplated by the Arrangement has been duly authorized by Precision Board and no other proceedings on the part of Precision are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein, other than the approval of the Exchanges, the approval of the Information Circular by the Precision Board, the approval by the Precision Shareholders of the Precision Transaction Resolution and such other consents and approvals as are specifically contemplated in this Agreement. This Agreement has been duly executed and delivered by Precision and constitutes a legal, valid and binding obligation of Precision enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Precision has no subsidiaries, joint ventures or partnerships, other than those disclosed to Trinidad in writing (collectively, with Precision, the "Precision Group"). Other than as disclosed to Trinidad in writing, Precision owns, directly or indirectly, all of the outstanding voting and equity securities of each of its subsidiaries and Precision and the Precision Group's ownership interest in each of its joint ventures and partnerships has been disclosed by Precision in writing to Trinidad. All of the outstanding shares and all other ownership interests in the subsidiaries, joint ventures or partnerships of Precision are duly authorized, validly issued and fully paid (where required by the jurisdiction of incorporation) and non-assessable, and other than as disclosed to Trinidad in writing, all such shares and other ownership interests held directly or indirectly by Precision, are owned by Precision free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary, joint venture or partnership. There are no rights of first refusal or similar rights restricting the transfer of Precision Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

(d)	No Violations. Except as disclosed by Precision in writing to Trinidad, or as contemplated by this Agreement and subject to the approval of the Precision Shareholders of the Precision Transaction Resolution, the approval of the Exchanges, the approval of the Interim Order and Final Order by the Court, receipt of Regulatory Approvals and compliance with all applicable corporate, securities, competition and anti-trust laws:

(i)	neither the execution and delivery of this Agreement by Precision nor the consummation of the transactions contemplated by the Arrangement nor compliance by Precision with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Precision Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any member of the Precision Group; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a member of the Precision Group is a party or to which it, or any of its properties or assets, may be subject or by which a member of the Precision Group is bound; or

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to a member of the Precision Group or any of its properties or assets, except, in the case of (A), in respect of Precision's existing credit facility pursuant to which Precision will require the consent of such lender to consummate the Arrangement and each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Precision, or significantly impede the ability of Precision to consummate the transactions contemplated by the Arrangement; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Precision; and

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Precision Shareholders of the Precision Transaction Resolution, Governmental Authorities, and the Exchanges and the obtaining of the Interim Order and the Final Order:

(A)	there is no legal impediment to Precision's consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Precision in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Precision, or significantly impede the ability of Precision to consummate the Arrangement; and

(iii)	neither Precision nor any of its subsidiaries is a transport undertaking within the meaning of subsection 53.1(1) of the CTA.

(e)	Precision Shares. Precision has reserved and allotted a sufficient number of Precision Shares as are issuable pursuant to the Arrangement, and, subject to the terms and conditions of the Arrangement, such Precision Shares will be validly issued as fully paid and non-assessable to previous holders of Trinidad Shares pursuant to the Arrangement.

(f)	Litigation. Except as disclosed by Precision in writing to Trinidad, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Precision, threatened, affecting or that would reasonably be expected to affect the Precision Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of any member of the Precision Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Precision, or would significantly impede the ability of Precision to consummate the Arrangement.

(g)	Taxes, etc. Except to the extent that any matter referred to in this Section (g) does not, and would not reasonably be expected to, have a Material Adverse Effect on Precision:

(i)	each member of the Precision Group has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects;

(ii)	each member of the Precision Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Precision. The Precision Group has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Precision for any Taxes (including related future Taxes) of the Precision Group for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	except as disclosed by Precision in writing to Trinidad, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Precision or any of its subsidiaries, and no member of the Precision Group is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Precision, threatened against any member of the Precision Group or any of their respective assets;

(iv)	no written claim has been made by any Governmental Authority in a jurisdiction where the members of the Precision Group do not file Tax Returns that a member of the Precision Group is or may be subject to Tax by that jurisdiction; and

(v)	each member of the Precision Group has withheld or collected all material amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority and within the prescribed time when required by Applicable Law to do so.

(h)	Investment Canada Act. Precision is not a "non-Canadian" within the meaning of the Investment Canada Act.

(i)	Reporting Issuer Status. Precision is a "reporting issuer" in each of the Provinces of Canada and is a "foreign private issuer" within the meaning of the U.S. Securities Act and is in material compliance with all Applicable Canadian Securities Laws and U.S. Securities Laws therein and the Precision Shares are listed and posted for trading on the TSX and NYSE, respectively. Precision is not in default of any material requirements of Applicable Canadian Securities Laws or applicable U.S. Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX and the NYSE. No delisting, suspension of trading in or cease trading order with respect to the Precision Shares is pending or, to the knowledge of Precision, threatened or is expected to be implemented or undertaken and to its knowledge Precision is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising the Precision Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Precision Public Record prior to the date hereof. Precision has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Precision with the Securities Authorities since becoming a "reporting issuer". Precision has not filed any confidential material change report that, at the date hereof, remains confidential.

(j)	Capitalization. As of the date hereof, the authorized capital of Precision consists of an unlimited number of Precision Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 293,781,836 Precision Shares and no other shares are issued and outstanding. Other than Precision Options to acquire up to 10,929,434 Precision Shares, Precision PSUs to acquire up to 3,181,067 Precision Shares (assuming a payout multiplier of 1.0x) and Precision DSUs to acquire up to 970,502 Precision Shares and there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Precision of any securities of Precision (including Precision Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Precision (including Precision Shares). All outstanding Precision Shares have been duly authorized and validly issued, are fully paid and non-assessable and other than as disclosed by Precision to Trinidad in writing, are not subject to, nor were they issued in violation of, any pre-emptive rights and all Precision Shares issuable upon the exercise of Precision Options, Precision PSUs and Precision DSUs in accordance with their respective terms thereof will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than Precision Shares, there are no securities of Precision outstanding which have the right to vote generally (or, except for the Precision Options, Precision PSUs and Precision DSUs, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Precision Shareholders on any matter.

(k)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Precision Shares or any other securities of Precision has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Precision, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(l)	Equity Monetization Plans. Other than the Precision Options, Precision PSUs, Precision DSUs and as disclosed by Precision in writing to Trinidad, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Precision and which are based upon the revenue, value, income or any other attribute of Precision.

(m)	Financial Reports. The Precision Financial Statements, and any interim or annual financial statements filed by or on behalf of Precision on and after the date hereof with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws, were or, when so filed, will have been prepared in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Precision as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Precision does not intend to correct or restate, nor, to the knowledge of Precision is there any basis for any correction or restatement of any aspect of the Precision Financial Statements.

(n)	Books and Records. The financial books, records and accounts of the Precision Group, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Precision Group; and (iii) accurately and fairly reflect the basis for the Precision Financial Statements. Other than as disclosed by Precision in writing to Trinidad, the corporate records and minute books of each member of the Precision Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects (other than those minutes of the meetings of the Precision Board or committee thereof which are in draft form), and full access thereto has been provided to Trinidad.

(o)	Absence of Undisclosed Liabilities. The Precision Group has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance statement of financial position and associated notes thereto included in the Precision Financial Statements (the "Precision Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Precision Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Precision Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(p)	Absence of Certain Changes or Events. Except for the Arrangement or any action taken in accordance with this Agreement, since June 30, 2018:

(i)	each member of the Precision Group has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Precision has been incurred other than in the ordinary course of business;

(iii)	there has been no Material Adverse Change in respect of Precision; and

(iv)	Precision has not, and to the knowledge of Precision, no director, officer, employee or auditor of any member of the Precision Group, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Precision Group or its internal accounting controls.

(q)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Precision, each member of the Precision Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. No proceedings are pending or, to the knowledge of Precision, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision.

(r)	Compliance with Laws. The operations and business of Precision Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision or would significantly impact the ability of Precision to consummate the Arrangement, and no member of the Precision Group has received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Precision or significantly impact the ability of Precision to consummate the Arrangement.

(s)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Precision Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Precision.

(t)	Title. The Precision Group has good and marketable title to the Precision Assets free and clear of any Encumbrances, except for Permitted Encumbrances. The Precision Assets currently owned by the Precision Group include materially all of the property, rights and assets that the Precision Group has utilized to carry on its business and operations and Precision is not aware of any defects, failures or impairments in the title of the Precision Group to the Precision Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Precision.

(u)	No Defaults. No member of the Precision Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Precision. No member of the Precision Group is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect on Precision.

(v)	Environmental. In respect of the properties which a member of the Precision Group operates and, to the knowledge of Precision in respect of properties for which a member of the Precision Group is not the operator, except as disclosed in writing to Trinidad or except to the extent that any violation or other matter referred to in this Section (v) does not, and would not reasonably be expected to, have a Material Adverse Effect on Precision:

(i)	no member of the Precision Group is in violation of any applicable Environmental Laws;

(ii)	each member of the Precision Group has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by a member of the Precision Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by a member of the Precision Group, that have not been remediated in compliance with Environmental Laws;

(iv)	no orders, directions, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of a member of the Precision Group of which such member has notice;

(v)	no member of the Precision Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	each member of the Precision Group holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of the Precision Assets, all Environmental Approvals are in full force and effect, and no member of the Precision Group has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any of its Environmental Approvals are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)	there are no pending or, to the knowledge of Precision, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of a member of the Precision Group currently or formerly owned, leased, operated or otherwise used; and

(viii)	no member of the Precision Group has assumed, indemnified or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(w)	Precision Material Contracts. Precision has disclosed in writing to Trinidad lists all of the Contracts, correct, current and complete copies of which have been made available to Trinidad which are outside of the ordinary course of business, non-industry standard or are otherwise material to the Precision Group (the "Precision Material Contracts"). Each of the Precision Material Contracts constitutes a legally valid and binding agreement of each member of the Precision Group that is party to such Precision Material Contract, enforceable in accordance with their respective terms and, to the knowledge of Precision, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Precision Material Contract or agreement which is material to the business of the Precision Group and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Precision Group.

(x)	Brokers and Finders. Precision has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that RBC Capital Markets has been retained as Precision's financial advisor in connection with certain matters including the transactions contemplated hereby.

(y)	Fairness Opinion. The Precision Board has received an opinion as of October 4, 2018 from RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

(z)	Insurance. Policies of insurance that are in force as of the date hereof naming the applicable members of the Precision Group as an insured adequately and reasonably cover all risks as are customarily covered by oilfield services companies in the industry in which the Precision Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the Precision Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)	No Limitation. Other than as disclosed by Precision in writing to Trinidad, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any member of the Precision Group is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Precision Group in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any member of the Precision Group from engaging in its business or from competing with any Person or in any geographic area.

(bb)	Board Approval. Based upon, among other things, the advice of its financial and legal advisors, the Precision Board has unanimously determined that the Arrangement is in the best interests of Precision and has resolved to unanimously recommend the Precision Shareholders vote in favour of the Precision Transaction Resolution.

(cc)	No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Precision or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to drilling rig operating agreements, drilling rig construction agreements and similar agreements, no member of the Precision Group has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(dd)	No Encumbrances. Other than as disclosed by Precision in writing to Trinidad, no member of the Precision Group has encumbered or alienated its interest in the Principal Precision Assets or agreed to do so and such assets are free and clear of all Encumbrances (other than Permitted Encumbrances), created by, through or under such member of the Precision Group, except for those arising in the ordinary course of business, which are not material in the aggregate.

(ee)	Off-Balance Sheet Arrangements. Other than as disclosed by Precision in writing to Trinidad, or on the Precision Public Record, no member of the Precision Group has any "off-balance sheet arrangements" as such term is defined under IFRS.

(ff)	Absence of Undisclosed Changes. There has not been any Material Change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Precision on a consolidated basis from the position set forth in the Precision Financial Statements other than as have been disclosed in the Precision Public Record or by Precision in writing to Trinidad and Precision has not incurred or suffered a Material Adverse Change since June 30, 2018 and since that date there have been no Material Facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Precision (taken as a whole) which have not been disclosed in the Precision Public Record or by Precision in writing to Trinidad.

(gg)	Money Laundering Laws and Foreign Corrupt Practices.

(i)	The operations of Precision, its subsidiaries and affiliates are, and have been conducted at all times in compliance with the record-keeping and reporting requirements of the anti-money laundering and anti-terrorism statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which Precision or its subsidiaries is subject (collectively, the "Money Laundering Laws"), and no action, suit, proceeding or investigation by or before any Governmental Authority involving Precision or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Precision, threatened.

(ii)	Neither Precision nor any of its subsidiaries or affiliates, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries has offered or given, and Precision is not aware of and does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Authority, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Authority, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such Person, in such Person's official capacity, including a decision to fail to perform such Person's official function;

(B)	inducing such Person to use such Person's influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist Precision or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Precision or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(iii)	There have been no actions taken by Precision, its subsidiaries and its affiliates or, to the knowledge of Precision, by any Persons on behalf of Precision or its subsidiaries, that would cause Precision, its subsidiaries, affiliates or such Persons to be in violation of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction (collectively, the "Corruption Acts") in which Precision and its subsidiaries conduct their business and to which Precision and its subsidiaries may be subject.

(iv)	Precision, its subsidiaries and affiliates have implemented, maintain and enforce an anti-corruption compliance program.

(v)	Precision, its subsidiaries and affiliates have conducted due diligence on each agent, intermediary, or other third party representative that interacts with officials of Governmental Authorities on their behalf.

(vi)	Precision, its subsidiaries and affiliates have developed and maintain a system of internal controls designed to promote and ensure compliance with Corruption Acts.

(vii)	The financial records of Precision and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(viii)	There are no proceedings or investigations under the Corruption Acts pending against Precision, its subsidiaries or affiliates, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries or affiliates, or to the knowledge of Precision, contemplated, threatened against or affecting, Precision, its subsidiaries or affiliates or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries or affiliates.

(hh)	Sanctions Legislation.

(i)	Neither Precision nor any of its subsidiaries, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries has been or is currently subject to and has not breached any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Authority (collectively, "Sanctions"), or has acted, whether directly or indirectly, in violation of any Sanctions and furthermore will not take any action, directly or indirectly, in violation of any Sanctions.

(ii)	Neither Precision nor any of its subsidiaries, nor, to the knowledge of Precision, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Person listed in any Sanctions-related list of designated Persons maintained by any Governmental Authority, any Person operating, organized or resident in a Sanctioned Country or any Person controlled by such Person (a "Sanctioned Person"). Neither Precision, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a country or territory which is the subject or target of any Sanctions (a "Sanctioned Country"), and no director, officer, agent, employee, consultant, representative or affiliate of Precision or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

(ii)	Intellectual Property. No Intellectual Property that are material are necessary to carry on the business and operations carried on by the Trinidad Group and no member of the Precision Group owns, licenses or uses any Intellectual Property that is material to the Precision Group. To the knowledge of Precision, no member of the Precision Group has received any written notice or claim challenging a member of the Precision Group with respect to the validity of, use of or ownership of the processes and technology used by it, and to the knowledge of Precision, there are no facts upon which such a challenge could reasonably be made. No employees, other individuals or entities have an interest, beneficial or otherwise, right, or financial benefit relating to any material Intellectual Property of the Precision Group.

Whistleblower Reporting. As of the hereof, no Person has reported evidence of a violation of any Applicable Canadian Securities Laws, Corruption Acts, breach of fiduciary duty or similar violation by Precision's executive officers or directors.